Exhibit 21.1

Listing of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
E4:9 Holdings, LLC	Delaware
IntelliAgent, LLC	Texas
Fathom Realty Holdings LLC	Texas
Verus Holdings Inc.	North Carolina